The Certo Group Corp.
201 Circle Drive North, Building 112
Piscataway, New Jersey  08854

March 10, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:	The Certo Group Corp.
Application to Withdraw Registration Statement on
Form SB-2 (File No. 333-130297)

Ladies and Gentlemen:

In accordance with Rule 477(b) under the Securities Act of 1933 (the “Securities Act”), The Certo Group Corp. (the “Registrant”) hereby respectfully applies to withdraw its registration statement on Form SB-2 (File No. 333-130297), previously filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2005, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Registration Statement was originally filed by the Registrant pursuant to a contractual obligation of the Registrant to register the resale under the Securities Act of shares of the Registrant’s common stock (collectively, the “Shares”) to be received upon the conversion of certain outstanding warrants and convertible debentures held by the selling stockholders named in the Registration Statement.  None of these warrants or convertible debentures were exercised or converted, and the Registration Statement was not declared effective by the Commission.

The Registrant requests withdrawal of the Registration Statement because it no longer desires to seek effectiveness of the Registration Statement or to provide for the public resale of the Shares.  The Registrant respectfully requests that the Commission grant this request to withdraw the Registration Statement and issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Registrant, with the Commission consenting thereto.  Pursuant to Rule 477(b), however, this application will be deemed granted as of the date that this application is filed with the Commission, unless the Commission notifies the Registrant, within 15 calendar days after filing, that the application for withdrawal will not be granted.

Please contact Jeffrey M. Taylor of Blank Rome LLP, outside securities counsel to the Registrant, at (215) 569-5579 if you have any questions with respect to this application.

Very truly yours,

The Certo Group Corp.

By:	/s/ Dominic Certo
Dominic Certo
Chairman and Chief Executive Officer